HUDSON PACIFIC PROPERTIES, INC.

11601 Wilshire Blvd., Suite 1600

Los Angeles, California 90025

June 21, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief

Erin Martin, Attorney-Advisor

Cicely LaMothe, Accounting Branch Chief

Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc. Registration Statement on Form S-11, File No. 333-164916

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Hudson Pacific Properties, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Wednesday, June 23, 2010 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

By:	/s/ Victor J. Coleman
Name:	Victor J. Coleman
Title:	Chief Executive Officer

June 21, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hudson Pacific Properties, Inc.
Registration Statement on Form S-11 (File No. 333-164916)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 14,730,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 23, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 14, 2010, through the date hereof:

Preliminary Prospectus dated June 14, 2010:

7,333 copies to prospective Underwriters, institutional investors, dealers and others

We were advised on June 21, 2010, by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED BARCLAYS CAPITAL INC. MORGAN STANLEY & CO. INCORPORATED As Representatives of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President